Exhibit 18.1

                                            March 25, 1994

Freeport-McMoRan Copper & Gold Inc.
1615 Poydras Street
New Orleans, LA  70112

RE: Form 10-K Report for the year ended December 31, 1993
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This letter is written to meet the requirements of Regulation S-K calling for a letter from a registrant's independent accountants whenever there has been a change in accounting principle or practice.

We have been informed that, as of January 1, 1993, Freeport-McMoRan Copper & Gold Inc. (FCX) changed its methods of accounting for the following items:

1. Turnarounds - the accounting for maintenance turnarounds was changed from the deferral method to the direct expense method. Previously, FCX deferred costs related to periodic scheduled maintenance (turnarounds) when incurred and amortized them on a straight-line basis, generally over six months to two years until the next scheduled turnaround. According to the management of FCX, this change was made to conform FCX's policy with that which is followed by its parent, Freeport-McMoRan Inc. (FTX). According to the management of FTX, which also changed its policy for accounting for turnarounds, this change was made to conform FTX's policy with that which is followed by IMC-Agrico Company, a joint venture to which substantially all of FTX's phosphate fertilizer production assets were contributed on July 1, 1993.

2. Deferred Charges - the accounting for deferred charges was changed to provide for deferral of only those costs that directly relate to the acquisition, construction and development of assets and to the issuance of debt and related instruments. Previously, certain other costs which benefitted future periods were deferred and amortized over the period benefitted. According to FTX management, they believe this change provides a better measure of operating results. In addition, the administrative costs of accounting for assets will be reduced by not deferring any relatively insignificant expenditures that do not have a material effect on measuring periodic net income.

3. Management Information Systems (MIS) Costs - Costs of MIS equipment and software that have a material impact on periodic measurement of net income are capitalized and amortized over their estimated productive lives. Other MIS costs, including equipment and purchased software that involve relatively immaterial amounts (currently individual expenditures of less than $500,000) and short estimated productive lives (currently less than three years) are charged to expense when incurred. Previously, most expenditures for MIS equipment and purchased software were capitalized. The accounting for MIS costs was changed to recognize the rapid rate of change in MIS, which results in short productive lives of equipment and software and a need for continuing investments. Generally within a two-to-three year period, if such hardware has not been replaced, significant upgrades will have been required. Within two years, maintenance costs on existing equipment often equals or exceeds replacement cost. Software is subject to constant modification to meet the needs of the changing hardware environment, as well as the changing business environment. Reasonable business judgement is required in determining appropriate application of accounting principles, including judgement regarding the cost and the materiality of the impact of accounting precision.

A complete coordinated set of financial and reporting standards for determining the preferability of accounting principles among acceptable alternative principles has not been established by the accounting profession for the items referred to above. Thus, we cannot make an objective determination of whether the changes in accounting described in the preceding paragraph are to preferable methods. However, we have reviewed the pertinent factors, including those related to financial reporting, in these particular cases on a subjective basis, and our opinion stated below is based on our determination made in this manner.

We are of the opinion that FCX's changes in methods of accounting are to acceptable alternative methods of accounting, which, based upon the reasons stated above for the respective changes (including the costs and benefits of alternative principles and the related materiality of the application thereof) and our discussions with you, are also preferable under the circumstances in these particular cases. In arriving at this opinion, we have relied on the business judgement and business planning of your management.

                              Very truly yours,

                              /s/ Arthur Andersen & Co.
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                                  Arthur Andersen & Co.